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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 5)

                                PHARMERICA, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   717135-10-7
                                 (CUSIP Number)

                                 ALLAN C. SILBER
                               COUNSEL CORPORATION
                               THE EXCHANGE TOWER
                        130 KING STREET WEST, SUITE 1300
                        TORONTO, ONTARIO, CANADA M5X 1E3
                                 (416) 866-3000
                     (Name, Address and Telephone Number of
             Person Authorized to Receive Notice and Communications)

                                NOVEMBER 8, 1998
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  717135-10-7                  13D                  PAGE 2 OF 11 PAGES

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         COUNSEL CORPORATION



(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                              (a) [ ]

                                                                              (b) [ ]

(3)      SEC USE ONLY



(4)      SOURCE OF FUNDS *
         NA (SEE ITEM 3)



(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
         TO ITEMS 2(d) or (e)                                                     [ ]



(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         ONTARIO, CANADA


NUMBER OF SHARES           (7)      SOLE VOTING POWER
                                    0  (SEE ITEM 5)

BENEFICIALLY               (8)      SHARED VOTING POWER
                                    7,819,315  (SEE ITEM 5)

OWNED BY EACH              (9)      SOLE DISPOSITIVE POWER
                                    0  (SEE ITEM 5)

REPORTING PERSON          (10)      SHARED DISPOSITIVE POWER
                                    7,819,315 (SEE ITEM 5)


(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,819,315 SHARES OF COMMON STOCK (SEE ITEM 5)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [X]
         COUNSEL CORPORATION DISCLAIMS BENEFICIAL OWNERSHIP OF MR. SILBER'S
         HOLDINGS, AS DISCUSSED IN ITEM 5.

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.7% (See Item 5)

(14)     TYPE OF REPORTING PERSON *
         CO


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CUSIP NO.  14066N-10-1                  13D                  PAGE 3 OF 11 PAGES

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         ALLAN C. SILBER



(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                              (a) [ ]

                                                                              (b) [ ]

(3)      SEC USE ONLY



(4)      SOURCE OF FUNDS *
         NA (SEE ITEM 3)


(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
         TO ITEMS 2(d) or (e)                                                     [ ]


(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         TORONTO, ONTARIO, CANADA


NUMBER OF SHARES           (7)      SOLE VOTING POWER
                                    567,500 (SEE ITEM 5)


BENEFICIALLY               (8)      SHARED VOTING POWER
                                    0       (SEE ITEM 5)

OWNED BY EACH              (9)      SOLE DISPOSITIVE POWER
                                    557,500 (SEE ITEM 5)


REPORTING PERSON           (10)     SHARED DISPOSITIVE POWER
                                    0       (SEE ITEM 5)

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         567,500 (SEE ITEM 5)


(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [X]
         MR. SILBER DISCLAIMS BENEFICIAL OWNERSHIP OF COUNSEL CORPORATION'S HOLDINGS,
         AS DISCUSSED IN ITEM 5


(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.6% (SEE ITEM 5)


(14)     TYPE OF REPORTING PERSON *
         IN


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                         AMENDMENT NUMBER 5 SCHEDULE 13D

INTRODUCTION

         This statement (the "Fifth Amendment") is amendment number 5 to an initial statement on Schedule 13D as amended and restated in an Amendment dated May 22, 1995 (the "First Amendment"), as again amended and restated in a Second Amendment dated August 29, 1995 (the "Second Amendment"), as again amended and restated in a Third Amendment dated July 29, 1996 (the "Third Amendment"), and as again amended and restated in a Fourth Amendment dated December 2, 1997 (the Fourth Amendment) (the Fifth Amendment, Fourth Amendment, Third Amendment, Second Amendment, First Amendment and the initial statement being herein referred to as the "Schedule 13D"), with respect to the common stock of PharMerica, Inc., f/k/a Capstone Pharmacy Services, Inc. (the "Issuer" or "PharMerica"). The reporting persons named below are hereby jointly filing this statement on Schedule 13D, pursuant to Rule 13d-1(f)(1) promulgated by the Securities and Exchange Commission pursuant to the Exchange Act. This Fifth Amendment amends Items 2, 5, 6, and 7.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is amended and supplemented as follows:

         Information as to the identity and background of the directors and executive officers of Counsel Corporation ("Counsel") is set forth in Appendix A attached hereto, which is incorporated herein by reference.

         Neither Counsel nor, to the best knowledge of Counsel, any of the directors, executive officers or controlling persons of Counsel during the last five years, (a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is deleted in its entirety and replaced and supplemented by the following:

         (a) As of the close of business on November 8, 1998, (i) Counsel beneficially owns in the aggregate 7,819,315 shares of the Issuer's common stock and disclaims beneficial ownership of all shares held by Mr. Silber, and (ii) Mr. Silber beneficially owns in the aggregate 567,500 shares of the Issuer's common stock and disclaims beneficial ownership of all shares held


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                  by Counsel. Counsel's and Mr. Silber's ownership constitute
                  8.7% and 0.6%, respectively, of the outstanding shares of the Issuer's common stock, based upon 89,387,126 shares outstanding as of November 2, 1998 (represented by Issuer's quarterly report on Form 10-Q as the number of shares of the Issuer's common stock outstanding as of such date) plus, with respect to each party, the number of shares subject to options or warrants held by such party.

                  Counsel has direct beneficial ownership of 7,819,315 shares of the Issuer's common stock.

                  Mr. Silber has direct beneficial ownership of 95,000 shares of the Issuer's common stock and options to acquire an additional 810,000 shares, of which 472,500 are vested.

                  Mr. Silber is a director of Counsel and a shareholder who beneficially owns or controls approximately 17% of the common shares of Counsel, a majority of which is pledged to a lender. Each of Counsel and Mr. Silber disclaims beneficial ownership of the shares of the Issuer beneficially owned by the other.

         (b) Mr. Silber has the sole power to direct the vote and disposition of the shares of which he possesses beneficial ownership. Counsel shares its voting power and disposition rights, as more fully set forth in Item 6, with Bergen Brunswig Corporation ("Bergen"), a New Jersey corporation and national drug wholesaler and distributor whose principal office is 4000 Metropolitan Drive, Orange, California 92868-3598. To the best knowledge of Counsel, Bergen has not, during the last five years, (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws. The responses of Counsel Corporation and Mr. Silber to Items (7) through (11) of the portions of the cover page of this Schedule 13D that relate to beneficial ownership are incorporated herein by reference.

         (c) The following transaction was effected by the reporting person since in the last 60 days:

                  See Item 6.

         (d)      Not Applicable.

         (e)      Not Applicable.



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ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

         On November 8, 1998, Counsel entered into a stock purchase agreement (the "Agreement") between Counsel, Stadt Holdings Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Counsel ("Stadt"), Stadtlander Drug Co., Inc. , a Delaware corporation and an indirect wholly-owned subsidiary of Counsel ("Stadtlander"), and Bergen, whereby Bergen agreed to purchase all of the issued and outstanding capital stock of Stadtlander for an estimated purchase price of approximately $400,000,000 (consisting of cash, stock and payment of debt) along with certain voting rights and disposition powers with respect to the shares of PharMerica held by Counsel.

         Counsel has direct beneficial ownership of 7,819,315 shares of the Issuer's common stock (the "PharMerica Shares"). Counsel has agreed to transfer to Bergen, for a limited period of time and under limited circumstances, the right to vote all of the PharMerica Shares on issues relating to any "business combination" involving PharMerica. The term "business combination" refers to, among other things, a merger, consolidation, share exchange, sale, transfer, or other similar transaction. The voting rights granted to Bergen in respect of the PharMerica Shares will terminate on December 31, 2001. In addition, Counsel has covenanted that it will not sell, distribute to its shareholders or otherwise dispose of any of the PharMerica Shares prior to December 31, 1999 (or December 25, 1999 in the case of a distribution to Counsel's shareholders) without the prior written consent of Bergen. Bergen has also been granted a right of first refusal to purchase all the PharMerica Shares in the event that Counsel receives a bona fide offer from a third-party for such shares. If, following notice of such third-party offer, Bergen declines to purchase the PharMerica Shares, Counsel will be free to sell such shares to the third-party. Notwithstanding the foregoing, if the sale to the third-party is not consummated within 120 days from the date Bergen was notified of the offer, the Corporation must resubmit the offer to Bergen for further consideration. In addition to and to effectuate the rights created through the Agreement, at closing of the transaction, Counsel will grant to Bergen an irrevocable proxy, a back-up option agreement and certain rights pursuant to a voting trust agreement.

         The foregoing description of the voting rights and disposition powers transferred by Counsel are qualified in their entirety by reference to the Agreement, the irrevocable proxy, the back-up option agreement and the voting trust agreement, copies of which are attached hereto as Exhibits 2.1, 2.2, 2.3 and 2.4 and incorporated by reference herein.




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Item 7.           Materials to be Filed as Exhibits

         1. Stock Purchase Agreement among Stadtlander, Counsel, Stadt and Bergen dated November 8, 1998.

         2.       Form of Irrevocable Proxy among Counsel, Stadt and Bergen.

         3.       Form of Back-Up Option Agreement among Counsel, Stadt and
                  Bergen.

         4. Form of Voting Trust Agreement among Counsel, Counsel Healthcare Assets, Inc, and Bergen.


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                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  November 18, 1998



                                           COUNSEL CORPORATION



                                           By:  /s/ Allan C. Silber
                                              ----------------------------------
                                                  Allan C. Silber
                                                  Chairman of the Board and
                                                  Chief Executive Officer



                                             /s/ Allan C. Silber
                                           -------------------------------------
                                           Allan C. Silber, Individually


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                                  Exhibit Index


Exhibit No.
2.1 Stock Purchase Agreement among Stadtlander, Counsel, Stadt and Bergen dated November 8, 1998.

2.2             Form of Irrevocable Proxy among Counsel, Stadt and Bergen.


2.3 Form of Back-Up Option Agreement among Counsel, Stadt and Bergen.

2.4             Form of Voting Trust Agreement among Counsel, Counsel
                Healthcare Assets, Inc, and Bergen.


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                                   SCHEDULE A
                                 TO SCHEDULE 13D

Board of Directors of Counsel Corporation:
-----------------------------------------

          Name                                                          Address
       ----------                                                      ----------

Norman Hill                                                            Suite 300,
President                                                              250 Sheppard Avenue East
Norman Hill Realty Inc.                                                Toronto, ON  M2N 3A9

Ajit Hutheesing                                                        300 First Stamford Place
Chairman & Managing Partner                                            Stamford, CT  06902
International Capital Partners Inc.

Morris Perlis                                                          Exchange Tower
President                                                              Suite 1300,
Counsel Corporation                                                    130 King Street West
                                                                       Toronto, ON  M5X 1E3

Philip Reichmann                                                       Suite 2700,
President                                                              40 King Street West
O & Y Properties Corporation                                           Toronto, ON  M5H 3Y2

Allan C. Silber                                                        Exchange Tower
Chairman & C.E.O.                                                      Suite 1300,
Counsel Corporation                                                    130 King Street West
                                                                       Toronto, ON  M5X 1E3

Edward Sonshine, Q.C.                                                  Exchange Tower
Vice-Chairman                                                          Suite 1300,
Counsel Corporation                                                    130 King Street West
                                                                       Toronto, ON  M5X 1E3

Gerald Turner                                                          Administration
President Emeritus                                                     600 University Avenue
Mt. Sinai Hospital                                                     Suite 338
                                                                       Toronto, ON  M5G 1X5

Edward J Waitzer                                                       Commerce Court West
Partner                                                                P.O. Box 85
Stikeman, Elliott Barristers                                           Suite 5300
and Solicitors                                                         Toronto, ON M5L 1B9


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

Executive Officers of Counsel Corporation:
-----------------------------------------

          Name                                                          Address
       ----------                                                      ----------

Allan C. Silber                                                        Exchange Tower
Chairman of the Board and Chief                                        Suite 1300,
Executive Officer                                                      130 King Street West
                                                                       Toronto, ON  M5X 1E3

Edward Sonshine, Q.C.                                                  Exchange Tower
Vice-Chairman                                                          Suite 1300,
                                                                       130 King Street West
                                                                       Toronto, ON  M5X 1E3

Morris Perlis                                                          Exchange Tower
President                                                              Suite 1300,
                                                                       130 King Street West
                                                                       Toronto, ON  M5X 1E3

Stephen Weintraub                                                      Exchange Tower
Senior Vice President and                                              Suite 1300,
Secretary                                                              130 King Street West
                                                                       Toronto, ON  M5X 1E3

Susan Feldman                                                          Exchange Tower
Senior Vice President,                                                 Suite 1300,
Corporate Communications                                               130 King Street West
                                                                       Toronto, ON  M5X 1E3

Howard Wortzman                                                        Exchange Tower
Vice President,                                                        Suite 1300,
Financial Reporting                                                    130 King Street West
                                                                       Toronto, ON  M5X 1E3


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